Exhibit 12.1

Kansas City Southern de México, S.A. de C.V.

Schedule of Ratio of Earnings to Fixed Charges

(in millions of U.S. dollars, except ratio data)

	Six Months Ended June 30,			Year ended December 31,				Nine Months ended December 31		Three Months Ended March 31,
	2010	2009		2009	2008	2007	2006	2005		2005
Earnings:
Pretax income (loss) from continuing operations, excluding equity in earnings of unconsolidated affiliates	$32.6	$(23.4)		$3.4	$109.2	$121.3	$73.3	$86.7		$(0.5)
VAT/PUT Settlement	—	—		—	—	—	—	(141.0)		—
Interest expenses	51.6	51.4		106.6	83.4	81.9	92.9	70.4		25.6
Amortization of capitalized expense	1.6	1.7		3.5	3.2	3.5	3.5	1.8		1.6
Portion of rents representative of an appropriate interest factor(1)	8.2	10.1		21.0	21.2	21.4	20.9	15.0		4.6
Distributed income of equity investments	1.5	—		3.0	7.2	—	—	—		—

Income (loss) before income taxes and minority interest Adjusted	$95.5	$39.8		$137.5	$224.2	$228.1	$190.6	$32.9		$31.3

Fixed charges:
Interest expenses	51.6	51.4		106.6	83.4	81.9	92.9	70.4		25.6
Amortization of capitalized expense	1.6	1.7		3.5	3.2	3.5	3.5	1.8		1.6
Capitalized interest	—	—		—	0.6	—	—	—		—
Portion of rents representative of an appropriate interest factor(1)	8.2	10.1		21.0	21.2	21.4	20.9	15.0		4.6

Total fixed charges	$61.4	$63.2		$131.1	$108.4	$106.8	$117.3	$87.2		$31.8

Ratio of earnings to fixed charges	1.6	N/A	*	1.0	2.1	2.1	1.6	N/A	*	1.0

*	For the six months ended June 30, 2009 and for the nine months ended December 31, 2005 our earnings were insufficient to cover fixed charges by $23.4 million and $54.3 million, respectively.

(1)	Rents represent one-third of rents expense.